Exhibit 10.1

CERTAIN IDENTIFIED INFORMATION HAS BEEN OMITTED FROM THIS EXHIBIT BECAUSE IT IS NOT MATERIAL AND WOULD LIKELY CAUSE COMPETITIVE HARM TO THE REGISTRANT IF PUBLICLY DISCLOSED. [***] INDICATES THAT INFORMATION HAS BEEN OMITTED.

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is effective as of January 13, 2020, by and between Sporcle, Inc., a Delaware corporation (“Buyer”) and NTN Buzztime, Inc., a Delaware corporation (“Seller”).

WHEREAS, Seller is engaged in the Business;

WHEREAS, Seller desires to sell, and Buyer desires to purchase, the Assets for the consideration and on the terms set forth in this Agreement;

WHEREAS, simultaneously with the Closing, Seller and Buyer desire to enter into certain other agreements in connection with the Contemplated Transactions;

WHEREAS, Seller is a publicly-traded company; and

WHEREAS, Buyer and Seller desire to make certain representations, warranties, covenants and agreements in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
GENERAL

1.01 Defined Terms. The following terms shall have the meanings given them below for purposes of this Agreement:

“Accounts Receivable” means (a) all billed and unbilled trade accounts receivable and other rights to payment from customers of the Business and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of the Business, (b) all other accounts or notes receivable relating to the Business and the full benefit of all security for such accounts or notes and (c) any claim, remedy or other right related to any of the foregoing.

“Affiliate” of a Person means any other Person who (i) directly or indirectly through one or more intermediaries Controls, is Controlled by or is under common Control with, such Person or (ii) owns more than 10% of the capital stock or equity interest in such Person.

“Agreement” shall have the meaning set forth in the preamble to this Asset Purchase Agreement.

“Assets” shall have the meaning set forth in Section 2.01.

“Assigned Contracts” shall have the meaning set forth in Section 2.01(d).

“Assignment and Assumption Agreement” shall have the meaning set forth in Section 2.06(b)(ii).

“Assumed Liabilities” shall have the meaning set forth in Section 2.03(a).

“Bill of Sale” shall have the meaning set forth in Section 2.06(b)(i).

“Business” means the live hosted knowledge-based trivia event business played in bars and restaurants and at private events known as Stump! Trivia and OpinioNation and each of their in-the-box versions and the Listen Up Music Bingo trivia business.

“Business Books and Records” means, to the extent related primarily to the Business, originals, if available and copies if not, of all of Seller’s books, data, files and Records, whether in print, electronic or other media, including a list of customers of the Business and a list of Seller’s employees and independent contractors; provided that the Business Books and Records shall not include personnel and employment records for current or former employees who are not Transferred Business Employees.

“Business Day” means any day except a Saturday, a Sunday or any other federal holiday.

“Business Employee” means each employee of Seller or one of its Affiliates whose employment time is primarily dedicated to the Business (including any individual who is on short term disability, long-term disability, military leave or an approved leave of absence), each as set forth on the Business Service Provider List and identified as a Business Employee on such list (as such list may be updated in accordance with Section 6.15(b)).

“Buyer” shall have the meaning set forth in the preamble to this Agreement.

“Buyer Group” shall have the meaning set forth in Section 5.02.

“Cash on Hand” means, as to a particular Person, the aggregate cash balance of such Person as of the applicable time, including all cash, commercial paper, certificates of deposit and other bank deposits, treasury bills, and all other cash equivalents in its accounts, and Third Party checks deposited or held in such Person’s accounts that have not yet cleared.

“Closing” shall have the meaning set forth in Section 2.05.

“Closing Date” shall have the meaning set forth in Section 2.05.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” means any confidential or proprietary information.

“Conflict” shall have the meaning set forth in Section 3.03(b).

“Consent” means any approval, consent, ratification, waiver or other authorization.

“Contemplated Transactions” means all of the transactions contemplated by this Agreement.

“Contract” means any agreement, contract, loan, credit arrangement, debenture, lease, promise, undertaking, commitment, obligation, concession, franchise or license (in each case, including all amendments, addendums or supplements thereto, whether written or oral and whether express or implied).

“Control”, “Controls” or “Controlled” means the possession of the power, directly or indirectly, to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Controlled Bank Account” means an account established with ● or such other financial institution mutually acceptable to Buyer and Seller the terms of which require the written authorization of both Buyer and Seller to withdraw, transfer, or otherwise exercise control over any of the funds deposited into the account or to close the account.

“Damages” shall have the meaning set forth in Section 5.02.

“Disclosure Schedule” shall have the meaning set forth in the preamble to ARTICLE III.

“Events” means the live trivia events performed by the Business.

“Excluded Assets” shall have the meaning set forth in Section 2.02.

“Exclusivity Period” shall have the meaning set forth in Section 6.13.

“Existing Customer” shall have the meaning set forth in Section 3.10(b).

“Governing Documents” means with respect to any particular entity, (a) if a corporation, the articles or certificate of incorporation and the bylaws; (b) if a limited liability company, the articles of organization and the operating agreement; and (c) any amendment or supplement to any of the foregoing.

“Governmental Authority” means any United States or foreign government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory, or administrative functions of or pertaining to government, or any other authority, agency, department, board, commission, or instrumentality of the United States, any State of the United States or any political subdivision thereof, or any foreign jurisdiction, and any court, tribunal, or arbitrator(s) of competent jurisdiction, and any United States or foreign governmental or non-governmental self-regulatory organization, agency, or authority.

“Hosts” means the Business Employees (who are not Key Employees).

“Indemnified Party” shall have the meaning set forth in Section 5.02.

“Indemnifying Parties” shall have the meaning set forth in Section 5.02.

“Intentional Misrepresentation” means any breach of a representation or warranty in this Agreement that the breaching party deliberate and intentional makes for the purpose of misleading the party to whom such representation or warranty was made.

“Intellectual Property” means patents, patent applications, trademarks (whether registered or unregistered), trademark applications, service marks, trade names, service names, brand names, logos, registered copyrights, trade secrets, licenses, domain names, web addresses, web sites, mask works, information and proprietary rights and processes.

“Inventory” means all inventory and supplies, including without limitation finished goods, office and distribution supplies and all other materials and supplies on hand, wherever located.

“IP Assignment Agreement” shall have the meaning set forth in Section 2.06(b)(iii).

“Key Employees” means the following employees of the Company: [***].

“Key Supplier” shall have the meaning set forth in Section 3.10(a).

“Knowledge of Seller” or “to Seller’s Knowledge” means the actual knowledge, after reasonably inquiry, of Robert Carney, Sandra Gurrola and Allen Wolff.

“Laws” means any law, statute, order, rule, regulation, ordinance, code, ruling, decree or judgment of any Governmental Authority.

“Liability” means with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Lien” means any mortgage, deed of trust, pledge, lien, security interest, exclusive license, conditional or installment sale agreement, encumbrance, charge or other claims of third parties of any kind.

“Live Trivia Business” shall have the meaning set forth in Section 6.13(a).

“Material Adverse Effect” means any change, condition, occurrence, development, event or effect that, individually or in the aggregate with other changes, conditions, occurrences, developments, events or effects, (i) is materially adverse to the Assets or Business, (ii) materially impairs the ability of Seller to perform its obligations under this Agreement or (iii) prevents or delays the consummation of the Contemplated Transactions.

“NDA” means that certain non-disclosure agreement between the parties dated August 21, 2019 as the same may be amended or superseded from time to time.

“Ordinary Course of Business” means the ordinary course of business, consistent with past custom and practice.

“Permits” shall have the meaning set forth in Section 3.08.

“Permitted Liens” means any (a) Lien for Taxes or governmental assessments, charges or claims of payment not yet delinquent or being properly contested in good faith and by appropriate proceedings, (b) Lien which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the Ordinary Course of Business that are not in the aggregate material, (c) Lien which is a statutory or common law Lien to secure landlords, lessors or renters under leases or rental agreements, (d) Lien which is imposed on the underlying fee or other interest in real property subject to a real property lease or (e) non-exclusive licenses granted to customers in connection with the sale of products or services in each case in this clause (e) in the Ordinary Course of Business.

“Person” or “Persons” means individuals, corporations, partnerships, limited partnerships, limited liability companies, trusts, associations and other entities.

“Post-Closing Period” means any taxable period beginning after the Closing Date and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.

“Pre-Closing Period” means any taxable period ending on or prior to the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.

“Proceedings” means all actions, suits, claims, hearings, arbitrations, litigations, mediations, grievances, audits, investigations, examinations or other proceedings, in each case, by or before any Governmental Authority.

“Purchase Price” shall have the meaning set forth in Section 2.06(a).

“Record” means information that is inscribed on a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form.

“Representatives”, with respect to any Person, means such Person’s officers, directors, employees, accountants, counsel, consultants, advisors and agents.

“Restricted Contracts” shall have the meaning set forth in Section 6.08(a).

“Restricted Period” means the period beginning on the Closing Date and ending at 11:59 p.m. Pacific Time on [***], except that solely with respect to the Third Party identified on Schedule 1.01, the Restricted Period is [***].

“Retained Business” means any and all businesses, operations and activities conducted by Seller and/or its Affiliates as of and prior to the date hereof, other than the Business.

“Retained Liabilities” shall have the meaning set forth in Section 2.04.

“Seller” shall have the meaning set forth in the preamble to this Agreement.

“Seller Financial Statements” shall have the meaning set forth in Section 3.04.

“Seller Required Approvals” means all consents, approvals, waivers, authorizations, notices and filings that are required to be listed and are listed on Section 3.03(b) of the Disclosure Schedule.

“Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Stump Mobile Apps” means the Stump! Mobile and OpinioNation applications used on mobile phones and tablets.

“Tangible Personal Property” means audio/visual equipment, trivia content, speakers, microphones, computers, monitors, stand up desks, website content, devices, supplies, materials and other items of tangible personal property (other than automobiles).

“Tax” (and, with correlative meaning, “Taxes”) means any of the following charges imposed by or payable to any Governmental Authority: any income, gross receipts, license, payroll, employment, excise, severance, stamp, business, occupation, premium, windfall profits, environmental (including Taxes under section 59A of the Code), capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, unclaimed or escheatable property, production, sales, use, transfer, registration, ad valorem, or value added tax, any alternative or add-on minimum tax, any estimated tax, and any levy, impost, duty, assessment or withholding in the nature of a tax, in each case including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Purchase Price” shall have the meaning set forth in Section 2.09.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement relating to Taxes, including any schedule or attachment thereto, and any amendment thereof, to be filed (whether on a mandatory or elective basis) with any Governmental Authority responsible for the imposition or collection of Taxes.

“Third Party” means a Person that is not a party to this Agreement.

“Transaction Documents” means this Agreement, the Bill of Sale, the Assignment and Assumption Agreement, and the IP Assignment Agreement.

“Willful Breach” means a deliberate and intentional action taken or a deliberate and intentional failure to take an action that constitutes a breach of a covenant in this Agreement that the breaching party actually knows would, or would reasonably be expected to, be or cause a material breach of a covenant in this Agreement.

ARTICLE II
THE SALE

2.01 Assets To Be Sold. Upon the terms and subject to the conditions set forth in this Agreement, at and effective as of the Closing, Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase and acquire from Seller, free and clear of any Liens (other than Permitted Liens), all of Seller’s (and any of Seller’s Affiliates) right, title and interest in and to the following (collectively, the “Assets”), in each case to the extent Seller is able to sell, assign or convey the following:

(a) all Tangible Personal Property set forth on Schedule 2.01(a) (the “Purchased Tangible Personal Property”);

(b) all Intellectual Property set forth on Schedule 2.01(b) (the “Purchased Intellectual Property”) and all goodwill of the Business appurtenant to such Intellectual Property;

(c) all Inventory listed on Schedule 2.01(c) (the “Purchased Inventory”);

(d) the Contracts listed on Schedule 2.01(d) (the “Assigned Contracts”);

(e) all Permits set forth on Schedule 2.01(e) and all pending applications therefor or renewals thereof, in each case, to the extent transferable to Buyer;

(f) all Business Books and Records; provided that Seller shall be permitted to keep copies of such Business Books and Records to the extent relating to the Retained Business or the Retained Liabilities, or otherwise to the extent reasonably necessary, and only for so long as required, for Seller’s financial reporting purposes

(g) all of Seller’s claims, causes of action, choses in action, rights of recovery and rights of set-off of any kind, against Third Parties relating to the Business or the Assets, whether choate or inchoate, known or unknown, or contingent or non-contingent and whether or not liquidated;

(h) all of Seller’s rights to enforce any covenants, warranties, representations or guarantees benefiting the Business or the Assets (including, without limitation, covenants or warranties made by suppliers or other persons in connection with the Assets or services furnished to Seller primarily relating to the Business or affecting the Assets); and

(i) all deposits (including, without limitation, vendor and customer deposits), prepayments, refunds, and rights of offset, recovery or recoupment (including any such item relating to the payment of Taxes) for Events that occur after the Closing Date.

2.02 Excluded Assets. Notwithstanding anything to the contrary herein, other than the Assets, all properties, assets and rights of every kind, nature, character and description (accrued, contingent or otherwise, tangible and intangible, and wherever located) that are owned, held or used by Seller (or any of its Affiliates) shall remain the property of Seller after the Closing (collectively, the “Excluded Assets”). For the avoidance of doubt, the Excluded Assets, include, without limitation, the following:

(a) all Cash on Hand of Seller;

(b) all Accounts Receivable;

(c) all minute books, stock records and corporate seals;

(d) the shares of capital stock of Seller held in treasury;

(e) all of Seller’s books and records (other than the Business Book and Records);

(f) all Contracts that are not Assigned Contracts, if any;

(g) the cash deposit paid by the Company under the Waltham Lease (as defined in Schedule 2.01(d));

(h) all Tax Returns of Seller;

(i) all claims for refund of Taxes, to the extent that such Tax would be a Retained Liability (as defined below) if such Tax were not refundable;

(j) all Intellectual Property set forth on Schedule 2.02(j) (the “Excluded IP”); and

(k) all rights of Seller under this Agreement.

2.03 Assumed Liabilities.

(a) Upon the terms and subject to the conditions contained herein, at and effective as of the Closing, Buyer shall assume and be responsible for the following (collectively, the “Assumed Liabilities”): (i) all Liabilities relating to, arising out of or resulting from the operation of the Business from and after the Closing; it being the intent of the parties that Seller shall not be liable to Buyer or to any Third Party for the operation of the Business from and after the Closing; (ii) all Liabilities relating to, arising out of or resulting from the Assigned Contracts, to the extent relating to, arising out of or resulting from Buyer’s actions after the Closing; (iii) all Liabilities relating to infringement or alleged infringement of any Third Party Intellectual Property Rights by the Assets to the extent relating to, arising out of or resulting from the use of the Assets after the Closing; (iv) any and all Taxes imposed with respect to, arising out of, or relating to the Business, the Assets or the Assumed Liabilities to the extent allocable to any Post-Closing Period, and any Liability for Taxes that are to be borne by Buyer pursuant to Section 6.01; and (v) all Liabilities in respect of Transferred Business Employees arising after the Closing; provided, however, that the Assumed Liabilities shall not include: (y) any Liability of Seller arising at any time under the Assigned Contracts as a result of any breach thereof by Seller, default thereunder by Seller, or misrepresentation or fraud of Seller in connection therewith, in each case, that occurred prior to the Closing or (z) any Liability of Seller with respect to any Tax to the extent allocable to any Pre-Closing Period.

(b) Nothing contained in this Section 2.03 or in any instrument of assumption executed by Buyer at the Closing shall release or relieve Seller from its representations, warranties, covenants and agreements contained in this Agreement.

(c) From and after the Closing, all of the Assumed Liabilities shall be paid, performed and discharged by Buyer.

2.04 Retained Liabilities. The Retained Liabilities shall remain the sole responsibility of and shall be retained, paid, performed and discharged solely by Seller. “Retained Liabilities” means every Liability of Seller other than the Assumed Liabilities. The parties hereto acknowledge as otherwise specified in this Agreement, Buyer is not agreeing to assume any Liability of Seller, whether related to the Assets or Business or otherwise, other than the Assumed Liabilities, and that nothing in this Agreement shall be construed as an agreement otherwise.

2.05 Closing. Upon the terms and subject to the conditions set forth in this Agreement, the closing of the purchase and sale provided for in this Agreement (the “Closing”) shall be consummated at the principal executive offices of Seller at 10:00 a.m. Pacific Time on the second Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or such other date and time as may be agreed by the parties. Closing may be conducted in escrow. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” The Closing shall be deemed to have become effective as of 12:01 a.m. Pacific time on the Closing Date. Seller agrees and acknowledges that Buyer will arrange for its lender to wire the Cash Payment directly to an account designated by Seller on the Closing Date, as set forth in Section 2.06(c), except for the Holdback, which will be deposited directly into the Controlled Bank Account.

2.06 Purchase Price; Deliveries.

(a) As consideration for the Assets, Buyer will (i) assume the Assumed Liabilities and (ii) pay to Seller an aggregate amount of $1,360,000.00 (the “Purchase Price”), including a deposit of $100,000.00 to be paid upon execution of this Agreement (the “Deposit”), and the balance of which (the “Cash Payment”) will be payable to Seller at the Closing, subject to the holdback requirement set forth in Section 5.02(b). The Deposit shall be paid by wire transfer of immediately available funds to an account designated by Seller in writing delivered to Buyer prior to the date hereof and will be either:

(i) applied against the Cash Payment at Closing, if the Closing occurs;

(ii) returned to Buyer if the Closing does not occur solely due to: (A) the material breach or non-performance by Seller of any of its representations, warranties or material covenants in this Agreement; or (B) the failure of the conditions set forth in 7.01(b), 7.01(c), or 7.02(c) to be satisfied (unless Buyer has specifically agreed to waive such condition); in each case of clauses (A) and (B), so long as Buyer is not or did not breach or fail to perform any of its representations, warranties or covenants in this Agreement; or

(iii) forfeited by Buyer and retained by Seller if the Closing does not occur for any reason other than due to one of the reasons described in Section 2.06(a)(ii).

(b) In addition to the other requirements hereunder, at the Closing, Seller and shall deliver or cause to be delivered to Buyer such instruments of sale, conveyance, assignment, transfer and delivery reasonably requested by Buyer as may be necessary or appropriate to confirm or carry out the provisions of this Agreement; provided, however, that all such documents shall be customarily required of a transaction of this type and size and shall not substantively alter the terms of this Agreement, or otherwise materially affect the rights and liabilities of the parties. Without limiting the foregoing, Seller shall deliver to Buyer at or prior to the Closing each of the following:

(i) a bill of sale transferring to Buyer all of the Purchased Tangible Personal Property, Purchased Inventory and Business Books and Records, substantially in the form of Exhibit A (the “Bill of Sale”), duly executed by Seller;

(ii) an assignment of all of the Assets that are intangible property, substantially in the form of Exhibit B, which assignment shall also contain Buyer’s undertaking and assumption of the Assumed Liabilities (the “Assignment and Assumption Agreement”), duly executed by Seller;

(iii) an Intellectual Property Assignment Agreement substantially in the form attached hereto as Exhibit C (the “IP Assignment Agreement”), as well as any forms necessary to transfer the trademarks with the USPTO or other applicable government entity, duly executed by Seller;

(iv) such clearance certificates or similar documents that may be required by any Governmental Authority in order to relieve Buyer of any obligations to withhold any portion of the Purchase Price (including without limitation a properly executed certificate of non-foreign status satisfying the requirements of Treasury Regulations § 1.1445-2(b)(2) and any applicable Law to withhold in order to avoid Liability on the part of Buyer as a successor, transferee or otherwise);

(v) evidence, in a form reasonably acceptable to Buyer, of the release of all Liens on the Assets, other than Permitted Liens;

(vi) a certificate of the Secretary of Seller: (A) certifying, as complete and accurate as of the Closing Date, of the Governing Documents of Seller, copies of which will be attached thereto, (B) certifying and attaching all requisite resolutions or actions of Seller’s board of directors approving the execution and delivery of the Transaction Documents and the consummation of the Contemplated Transactions and (C) certifying to the incumbency and signatures of the officers of Seller executing the Transaction Documents;

(vii) certificates dated as of a date not earlier than the fifth (5th) Business Day prior to the Closing Date as to the good standing of Seller and payment of all applicable state Taxes by Seller, executed by the appropriate officials of the jurisdiction of Seller’s incorporation and each jurisdiction in which Seller is licensed or qualified (or required to be licensed or qualified) to carry on the Business as a foreign corporation;

(viii) assignments for all fictitious business names, if any, used in the Business for each jurisdiction in which Seller has established such fictitious business names; and

(ix) such other documents as Buyer may reasonably request for the purpose of otherwise facilitating the consummation or performance of any of the Contemplated Transactions, consistent with Section 2.06(b).

(c) At the Closing, Buyer shall deliver to Seller:

(i) the Cash Payment in immediately available funds by wire transfer to an account specified by Seller in a writing delivered to Buyer prior to the Closing;

(ii) the Assignment and Assumption Agreement, duly executed by Buyer; and

(iii) a certificate of the Secretary of Buyer: (A) certifying, as complete and accurate as of the Closing Date, of the Governing Documents of Buyer, copies of which will be attached thereto, (B) certifying and attaching all requisite resolutions or actions of Buyer’s board of directors approving the execution and delivery of the Transaction Documents and the consummation of the Contemplated Transactions and (C) certifying to the incumbency and signatures of the officers of Buyer executing the Transaction Documents.

(d) Management of Buyer’s Business. The parties hereto acknowledge and agree that, from and after the Closing, Buyer shall have the complete right, power and authority to operate and control its business and operations, including the business that relates to the Assets, in any manner as it shall determine in its sole and absolute discretion.

2.07 Allocation. The Purchase Price and any liability or other amount properly included in the amount realized by Seller or cost basis to Buyer with respect to the sale and purchase of the Assets (the “Tax Purchase Price”), as determined for United States federal income tax purposes pursuant to Treasury Regulations § 1.1060-1(c) shall be allocated for such purposes in the manner mutually agreed upon by the parties on or before the Closing. Except as required otherwise pursuant to a final determination (within the meaning of Section 1313(a) of the Code or corresponding provision of state, local or foreign Tax law), the parties shall act consistently with the provisions of this Section 2.07 and shall make consistent use of the allocation as agreed or determined pursuant to this Section 2.07 for all Tax purposes and in all filings, declarations and reports with the IRS and other taxing authorities in respect thereof, including the reports required to be filed under Section 1060 of the Code.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the disclosure schedule separately delivered to Buyer at the Closing and referencing the specific section of this Article III (the “Disclosure Schedule”), Seller hereby represents and warrants to Buyer as follows:

3.01 Organization and Qualification. Seller is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted. Seller is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect. Seller has delivered to Buyer complete and correct copies of the articles of organization and bylaws as currently in effect. No part of the Business is currently operated through any entity other than Seller.

3.02 [Intentionally Omitted.]

3.03 Authority; Non-Contravention; Approvals.

(a) Seller has full corporate power and authority to enter into this Agreement and to consummate the Contemplated Transactions by Seller. This Agreement and the Contemplated Transactions have been duly approved by the board of directors of Seller, and no other corporate proceedings or approvals on the part of Seller are necessary to authorize the execution and delivery of this Agreement or the consummation of the Contemplated Transactions by Seller. This Agreement has been duly executed and delivered by Seller, and, assuming the due authorization, execution and delivery hereof by Buyer, constitutes a valid and legally binding agreement of Seller, enforceable against Seller in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors’ rights generally, now or hereafter in effect, and subject to the availability of equitable remedies.

(b) Except as set forth on Section 3.03(b) of the Disclosure Schedule, the execution, delivery and performance of this Agreement by Seller, and the consummation of the Contemplated Transactions by Seller do not and will not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, require any consent, waiver or approval under, or require any offer to purchase or any prepayment of any debt or result in the creation of any Lien upon (collectively, “Conflict”) the Assets under any of the terms, conditions or provisions of (i) the articles of incorporation or bylaws of Seller, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Authority applicable to Seller or the Assets, or (iii) any Contract to which Seller is a party or by which Seller or the Assets may be bound or affected.

(c) No declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority is necessary for the execution and delivery of this Agreement by Seller or the consummation by Seller of the Contemplated Transactions other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

3.04 Reports and Financial Statements. A true and complete copy of (i) the audited statement of income for the fiscal year ended December 31, 2018 is included in Seller’s Annual Report on Form 10-K for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission (the “SEC”), and (ii) the unaudited statement of income of Seller for the nine-month period ended September 30, 2019 is included in Seller’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 filed with the SEC (collectively, and including the notes thereto, if any, the “Seller Financial Statements”). The Seller Financial Statements were prepared on a basis consistent with the prior year. Except as indicated in the Seller Financial Statements (including any notes thereto, if any), the Seller Financial Statements (including the notes thereto, if any) fairly present in all material respects the results of operations of Seller for the respective fiscal periods or as of the respective dates therein set forth (subject to any other adjustments described therein and normal year-end audit adjustments).

3.05 Material Adverse Effect. Since November 30, 2019, there has not occurred any change, condition, occurrence, development, event or effect that has had or would reasonably be expected to have a Material Adverse Effect.

3.06 Operations and Obligations. Except for actions required to be taken hereunder or approved in advance thereof by Buyer in writing, since November 30, 2019, Seller has conducted the Business and has maintained the Assets only in the Ordinary Course of Business.

3.07 Litigation. There are no Proceedings pending or, to the Knowledge of Seller, threatened against or affecting any of the Assets, the Business or the consummation of the Contemplated Transactions, at law or in equity or before or by any Governmental Authority or before any arbitrator of any kind, and to the Knowledge of Seller there is no valid basis for any such Proceeding. There have been no Proceedings relating to the Assets which resulted in a judgment, settlement, compromise, release, payment or award of any material nature and which arose within four years prior to the date hereof. No Governmental Authority has at any time challenged or questioned the legal right of Seller to provide any of its services related to the operation of the Business or the Assets.

3.08 No Violation of Law; Permits. To the Knowledge of Seller, Seller is not in violation of any Laws related to the Business. Since January 1, 2019, Seller has not received written notice of any violation of any Laws related to the Business. No investigation, proceeding or review relating to the Business by any Governmental Authority is pending or, to the Knowledge of Seller, threatened. To the Knowledge of Seller, Seller has all material permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to own and operate the Assets and conduct the Business (collectively, the “Permits”). Seller is not in violation of the terms of any Permit, and there has been no suspension of, imposition of additional conditions or requirements with respect to, default (with or without notice or lapse of time or both) under, or event giving rise to any right of termination, amendment or cancellation of (without or without notice or lapse of time or both), any Permit. The Permits listed in Schedule 2.01(e) collectively constitute all of the Permits necessary to permit Seller to lawfully conduct and operate the Business in the manner in which it currently is conducted and to permit Buyer to own and use the Assets in the manner in which Seller currently owns and uses the Assets.

3.09 Assets.

(a) Sufficiency of Assets. The Assets constitute all of the assets, tangible and intangible, of any nature whatsoever, necessary for Buyer to conduct the Business immediately following the Closing in all material respects as it is conducted by Seller on the date hereof.

(b) Title to Assets; Liens; Products used in Conduct of the Business. Seller owns, and will transfer, upon consummation of the Contemplated Transactions, good and transferable title to, or a valid leasehold interest in, all of the Assets free and clear of any Liens other than Permitted Liens.

(c) Condition of Assets. Each item of Purchased Tangible Personal Property is (except for ordinary wear and tear) (i) in good repair, (ii) in good operating condition, (iii) suitable for immediate use in the Ordinary Course of Business and (iv) to Seller’s Knowledge, free from latent and patent defects. All items of Purchased Tangible Personal Property have been maintained in accordance with normal industry practice and are in the possession of Seller.

3.10 Suppliers and Customers.

(a) Suppliers. Section 3.10(a) of the Disclosure Schedule sets forth a list of all of the suppliers of materials and services to the Business to which Seller paid more than $10,000 individually or in the aggregate during the 12 months immediately preceding the date hereof (each such supplier, a “Key Supplier”). No Key Supplier has decreased materially or, to the Knowledge of Seller, threatened to decrease or limit materially, its provision of services or supplies to Seller. To the Knowledge of Seller, there has been no termination, cancellation or limitation of, or any material modification or change in, Seller’s business relationships with any Key Supplier.

(b) Customers. Section 3.10(b) of the Disclosure Schedule sets forth all customers of the Business that have a Contract with Seller for recurring live hosted knowledge-based trivia events (including in-the-box versions) as of January 10, 2020 (each such customer, an “Existing Customer”). There has not been, to the Knowledge of Seller or communicated to Seller in writing, any materially adverse change in the business relationships of Seller with any Existing Customer. No Existing Customer has informed Seller that it intends to change the relationship because of the Contemplated Transactions, nor, to the Knowledge of Seller, does any Existing Customer have any such intent. To the Knowledge of Seller, no Existing Customer intends to change its current or prospective business relationship with Seller in such a manner that would adversely affect Seller or the Business.

3.11 Taxes. For purposes of the following representations, the term “Seller” shall be construed to refer also to each predecessor-in-interest of Seller and each other entity or Person for whose liability for Taxes Seller has or may have liability or responsibility.

(a) Seller has prepared and timely filed all required Tax Returns related to the Assets (except Tax Returns, if any, related to Transfer Taxes) due on or before the Closing Date, and all such Tax Returns are true, correct and complete in all material respects and have been completed in accordance with applicable legal requirements in all material respects. Seller has paid all Taxes owed with respect to the Assets, and has no material Liability for unpaid Taxes with respect to the Assets (excluding Transfer Taxes, if any). There has been no audit by, or dispute with, any Tax authority involving the Seller related to the Assets.

(b) There is no Tax deficiency outstanding, assessed or proposed against or with respect to Seller related to the Assets, nor has any outstanding waiver of any statute of limitations on or extension of the period for which the assessment or collection of any Tax of or with respect to Seller related to the Assets been executed or requested.

(c) To the knowledge of Seller, no written claim has ever been made that Seller is or may be subject to taxation in a jurisdiction in which it does not file Tax Returns by virtue of the ownership of the Assets.

3.12 Labor and Employment Matters.

(a) With respect to the current Business Employees, to Seller’s Knowledge, Seller is and has been in compliance in all material respects with all applicable Laws respecting employment, employment practices, terms and conditions of employment, and wages and hours, including but not limited to any Laws respecting minimum wage and overtime payments, employment discrimination, retaliation, workers’ compensation, family and medical leave, military leave and other leaves, the Immigration Reform and Control Act and other immigration Laws, and occupational safety and health requirements, and has not and is not engaged in any unfair labor practice or violated any collective bargaining agreements or employment contracts, if any exist.

(b) Section 3.12(b) of Disclosure Schedule contains a complete and accurate list of all current Business Employees as of the date hereof (such list, the “Business Service Provider List”), and, with respect to each such individual, the following information, if applicable, to the extent permitted by applicable Law: (i) title or position; (ii) date of hire or commencement of service; and (iii) if the individual is not an Event host, their annualized salary.

3.13 Contracts.

(a) Seller is not in breach or default under (with the passage of time and/or the giving of notice), and there is no valid basis for a claim of breach or default under, any Assigned Contract, and no event has occurred which constitutes or, with the passage of time and/or the giving of notice, will constitute such a breach or default. Seller has previously delivered complete and correct copies (including all amendments) of each Assigned Contract and a complete and accurate listing of same is set forth in Schedule 2.01(d). Each of the Assigned Contracts constitutes a valid and binding obligation of Seller, and to Seller’s Knowledge, a valid and binding obligation of the other party thereto, is in full force and effect and will continue in full force and effect after giving effect to the Contemplated Transactions, in each case, without breaching the terms thereof or resulting in the forfeiture or impairment of any material rights thereunder or accelerating of any material obligations thereunder and without notice to, the consent, approval or act of, or the making of any filing with, any Person. Seller has fulfilled and performed in all material respects its obligations under each Assigned Contract to which it is a party. To Seller’s Knowledge: (i) Seller is not alleged to be, and no other party to any Assigned Contract is, in material default under any Assigned Contract; and (ii) no event has occurred and no condition or state of facts exists which, with the passage of time or the giving of notice or both, would constitute such a default by Seller or by any such other party. Seller is not currently renegotiating any Assigned Contract or paying liquidated damages in lieu of performance thereunder.

(b) Except as set forth in Section 3.13(b) of the Disclosure Schedule, (i) there are no oral Contracts to which Seller is a party that relate to or affect in any material way the Business or the Assets, (ii) there are no Contracts currently in effect between Seller and any Affiliate of Seller that relate to or affect the Business or the Assets, (iii) there are no Contracts to which Seller is a party, except this Agreement, currently in effect which require notice to, the consent of, or any payment of any compensation (whether as a penalty, liquidated damages or otherwise) to any party with respect to the Contemplated Transactions, and (iv) there are no Contracts currently in effect to which Seller is a party which would create rights in favor of any Person against Buyer or any of its Affiliates (other than rights (A) under the Assigned Contracts and (B) against Seller as in effect on the Closing Date). Seller has no outstanding or executory letters of intent relating to any business combination (other than letters of intent terminated by Seller).

3.14 Intellectual Property. The Purchased Intellectual Property and the Excluded IP is all the Intellectual Property owned by or licensed to Seller that is necessary to conduct the Business in all material respects as it is conducted by Seller on the date hereof. Seller owns or has the right to use the Purchased Intellectual Property in connection with the operation and conduct of the Business. Each item of Purchased Intellectual Property as owned by Seller immediately before the Closing will be owned by Buyer on identical terms and conditions immediately following the Closing. Other than Purchased Intellectual Property and the Excluded IP, Seller does not own or license any other material intellectual property in the conduct of the Business, other than validly licensed or public domain software and the trademarks of its suppliers. To Seller’s Knowledge, in the conduct of the Business by Seller, Seller has not interfered with, infringed upon, or misappropriated any intellectual property rights of any Third Party in any material respect. Seller has not received any written charge, complaint, claim, demand or notice alleging any such interference, infringement or misappropriation. Seller has not agreed to indemnify any Person for or against any interference, infringement, misappropriation or other conflict with respect to any item of Purchased Intellectual Property. Use of the Purchased Intellectual Property following the Closing in the same manner it is used by Seller in the Business before the Closing will not interfere with, infringe upon, misappropriate or otherwise conflict with any intellectual property rights of any Third Party in any material respect.

3.15 Real Property. Except as set forth on Section 3.15 of the Disclosure Schedule, Seller does not own, either beneficially or of record, any parcel of real property that is used in the Business, nor does Seller lease, sublease or occupy any such real property.

3.16 Brokers and Finders. Seller has not entered into any contract, arrangement, or understanding with any investment banker, broker, finder or other intermediary who might be entitled to any fee or commission in connection with the transactions contemplated hereby.

3.17 Solvency.

(a) Seller is not now insolvent and will not be rendered insolvent by any of the Contemplated Transactions. As used in this section, “insolvent” means that the sum of the debts and other probable Liabilities of Seller exceeds the present fair saleable value of Seller’s assets.

(b) Immediately after giving effect to the consummation of the Contemplated Transactions: (i) Seller will be able to pay its Liabilities as they become due in the usual course of its business; (ii) Seller will not have unreasonably small capital with which to conduct its present or proposed business; (iii) Seller will have assets (calculated at fair market value) that exceed its Liabilities; and (iv) taking into account all pending and threatened litigation, final judgments against Seller in actions for money damages are not reasonably anticipated to be rendered at a time when, or in amounts such that, Seller will be unable to satisfy any such judgments promptly in accordance with their terms (taking into account the maximum probable amount of such judgments in any such actions and the earliest reasonable time at which such judgments might be rendered) as well as all other obligations of Seller. The cash available to Seller, after taking into account all other anticipated uses of the cash, will be sufficient to pay all such debts and judgments promptly in accordance with their terms.

3.18 Related Party Transactions. No Related Party of Seller (a) owns, directly or indirectly, in whole or in part, any tangible or intangible property included in the Assets; (b) owns any direct or indirect material ownership interest in, or is an Affiliate or employee of, or consultant or lender to, or borrower from, or has the right to participate in the management, operations or profits of, any Person (other than Seller) that is (i) a competitor, supplier, customer, client, distributor, lessor, tenant, creditor or debtor of the Business as of the date hereof, (ii) engaged in a business related to the Business as of the date hereof or (iii) participating in any transaction to which Seller is a party and which relates to the Business; or (c) is a party to any Contract or transaction with Seller that relates to the Business. As used herein, “Related Party” means: (i) each individual who is an officer or director of a Seller, and (ii) each member of the immediate family of each of the individuals referred to in clause (i).

3.19 Territorial Restrictions. Seller is not restricted by any agreement or understanding with any Person from carrying on the Business anywhere in the world or from expanding the Business in any way or entering into any new businesses, except for such restrictions that would not apply to the Business and to the Assets and would not otherwise be binding upon or affect Buyer or any of its Affiliates following the Closing. Neither this Agreement nor the Contemplated Transactions will result in (a) Buyer or any of its Affiliates being bound by, or subject to, any noncompete or other restriction on the operation or scope of the Business or any of the other businesses of Buyer or its Affiliates as a result of any action by Seller, (b) Buyer or any of its Affiliates being obligated to pay any royalties or other amounts to any Third Party as a result of any action by Seller, or (c) any obligation of Buyer or any of its Affiliates to provide any source code included in the Assets to any Third Party or the release from any escrow of any source code constituting any portion of the Assets or any source code of Buyer or any of its Affiliates as a result of any action by Seller.

3.20 Disclosure. None of the representations or warranties of Seller contained herein, none of the information contained in the Disclosure Schedule, and none of the other information or documents furnished or to be furnished to Buyer by Seller pursuant to any provision of this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact herein or therein necessary in order to make the statements contained herein or therein not misleading in any material respect. Buyer shall have an opportunity to review the disclosures of Seller prior to Closing and shall have full opportunity to inquire further of Seller regarding any disclosures therein.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller that:

4.01 Organization and Qualification. Buyer is a corporation duly organized and validly existing under the laws of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted or as contemplated herein.

4.02 Authority; Enforceability; Approvals.

(a) Buyer has full corporate power and authority to enter into this Agreement and to consummate the Contemplated Transactions. This Agreement and the Contemplated Transactions have been duly approved by the board of directors of Buyer, and no other corporate proceedings or approvals on the part of Buyer are necessary to authorize the execution and delivery of this Agreement or the consummation by Buyer of the Contemplated Transactions. This Agreement has been duly executed and delivered by Buyer, and, assuming the due authorization, execution and delivery hereof by Seller, constitutes a valid and legally binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors’ rights generally, now or hereafter in effect, and subject to the availability of equitable remedies.

(b) The execution, delivery and performance of this Agreement by Buyer, and the consummation of the Contemplated Transactions by Buyer do not and will not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, require any consent, waiver or approval under, or require any offer to purchase or any prepayment of any debt under any of the terms, conditions or provisions of (i) the articles of incorporation or bylaws of Buyer, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Authority applicable to Buyer, or (iii) any Contract to which Buyer is a party or by which Buyer may be bound or affected.

(c) No declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority is necessary for the execution and delivery of this Agreement by Buyer or the consummation by Buyer of the Contemplated Transactions, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, individually and in the aggregate, would not reasonably be expected to have a material adverse effect on Buyer’s ability to deliver the Purchase Price in accordance with the terms and conditions contained herein or to otherwise timely perform its obligations under this Agreement or to prevent the consummation of the Contemplated Transactions.

4.03 Financial Ability. Buyer will have (when required under this Agreement) immediate access to all funds necessary to pay the Purchase Price and Buyer will have (when required under this Agreement) the financial capacity to consummate the Contemplated Transactions and to perform all of its other obligations under this Agreement.

4.04 Litigation. There are no Proceedings pending or, to the Knowledge of Buyer, threatened against or affecting the consummation of the Contemplated Transactions, at law or in equity or before or by any Governmental Authority or before any arbitrator of any kind, and to the Knowledge of Buyer there is no valid basis for any such Proceeding.

4.05 Brokers and Finders. Buyer has not entered into any contract, arrangement, or understanding with any investment banker, broker, finder or other intermediary who might be entitled to any fee or commission in connection with the transactions contemplated hereby.

4.06 Independent Analysis. Buyer acknowledges that it has conducted an independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of Seller and the Business and in making its determination to proceed with the Contemplated Transactions. The representations and warranties by Seller contained in this Agreement constitute the sole and exclusive representations and warranties of Seller to Buyer in connection with the transactions contemplated hereby, and Buyer acknowledges and agrees that neither Seller nor anyone acting on behalf of Seller is making any representation or warranty whatsoever, express or implied, beyond those expressly given in this Agreement. Buyer further acknowledges and agrees that any cost estimates, forecasts, projections or other predictions or forward-looking information that may have been provided to Buyer by or on behalf of Seller were prepared for internal planning purposes only and are not representations or warranties of Seller, and no assurances can be given that any estimated, forecasted, projected or predicted results will be achieved.

ARTICLE V
INDEMNIFICATION

5.01 Survival Periods. All representations and warranties, covenants and agreements of the parties hereto contained in this Agreement shall survive the Closing until 11:59 p.m. Pacific Time on the one-year anniversary of the Closing Date (and at such time they shall terminate) (such one-year period, the “Indemnification Period”).

5.02 Indemnification.

(a) Subject to the other provisions of this ARTICLE V, from and after the Closing, Seller (the “Indemnifying Party”) shall indemnify, defend and hold harmless (any claims by the Indemnified Parties therefor may be referred to herein as claims for indemnification) Buyer and its affiliates and their respective officers, directors, shareholders, employees, agents, successors and assigns (the “Buyer Group,” and each member thereof, an “Indemnified Party”) from and against any and all costs and expenses (including reasonable attorney’s fees), suits, proceedings, judgments, settlements, fines, losses, claims, liabilities, interest, awards, penalties, demands, assessments and damages (collectively, “Damages”), in each case, to the extent relating to or arising out of (i) any breach of any representation or warranty made by Seller in this Agreement (ii) any breach of or failure to perform any covenant, agreement or undertaking, made by Seller in this Agreement, (iii) any Retained Liability, (iv) any claims of Third Parties against Buyer to the extent such claims arise from the conduct of Seller and the facts giving rise to the claims occurred prior to the Closing Date; or (v) any Taxes (or the non-payment thereof) imposed with respect to, arising out of, or relating to the Business or the Assets to the extent allocable to any Pre-Closing Period. It is understood that Seller shall not be obligated to indemnify, defend or hold harmless any Indemnified Party for any Damages to the extent that such Damages relate to or arise out of the use of the Assets or operation of the Business on or after the Closing Date.

(b) Holdback. $100,000.00 of the Cash Payment (the “Holdback”) will be deposited by Buyer into the Controlled Bank Account to satisfy claims of the Indemnified Parties, if any, for indemnification made in accordance with this ARTICLE V and to the extent not used to satisfy any such claims, Buyer and Seller shall cause the amount thereof to be released to Seller promptly following the end of the Indemnification Period.

(c) Limitations. Subject to the other limitations on indemnification set forth in this ARTICLE V, (i) no Indemnified Party shall be entitled to recover any Damages from Seller unless and until the aggregate amount of all Damages is at least $10,000 (the “Basket”), after which the Indemnified Parties shall be entitled to recover the amount of all of such Damages from the first dollar of such Damages without regard to the Basket; and (ii) Seller’s aggregate liability to all Indemnified Parties under Section 5.02(a) shall not exceed $100,000.00 (the “Cap”). Notwithstanding any other provision in this Agreement to the contrary, the Cap shall not apply to Damages arising out of a breach of any of the representations and warranties in Sections 3.01 or 3.03. In addition to any obligations under applicable Law, Buyer shall use diligent and commercially reasonable efforts to mitigate all Damages upon and after becoming aware of any event which would reasonably be expected to give rise to Damages that are or may be indemnifiable under Section 5.02(a). Buyer shall not be entitled to recover any Damages relating to any matter arising under one provision of this Agreement to the extent that Buyer had already recovered such Damages with respect to such matter pursuant to any other provision of this Agreement.

5.03 Indemnification Procedures. All claims for indemnification under this ARTICLE V will be asserted and resolved as follows:

(a) Third Party Claims. In the event an Indemnified Party becomes aware of a Third Party claim which the Indemnified Party believes may result in a claim for indemnification pursuant to this ARTICLE V, such Indemnified Party shall promptly notify the Indemnifying Party in writing of such claim after it becomes aware of such Third Party claim, together with a brief description in reasonable detail (to the extent available to such Indemnified Party) of the facts, circumstances or events giving rise to the Damages based on such Indemnified Party’s good faith belief thereof and the basis for indemnification under this Agreement to which such Damages are related. The Indemnified Parties shall be entitled, at their expense, to participate in any defense of such claim; provided that, the Indemnifying Party shall control such defense and shall have the right with the consent of the Indemnified Parties (which consent shall not be unreasonably withheld, conditioned or delayed) to settle any such claim; provided, further, that no such consent of any Indemnified Party shall be required if the settlement (i) does not involve the imposition of an injunction or other equitable relief on such Indemnified Party, and (ii) releases such Indemnified Party from all Liabilities with respect to such claim. In the event that the Indemnified Party(ies) has/have consented to any such settlement, the Indemnifying Party shall have no power or authority to object to the amount of any claim for indemnification by the Indemnified Party made in accordance with this ARTICLE V with respect to such settlement. The Indemnified Party agrees to cooperate fully with the Indemnifying Party and its counsel in the defense against any Third Party claim for which the Indemnified Party may be seeking indemnification pursuant to this ARTICLE V.

(b) Non-Third Party Claims. In the event an Indemnified Party has a claim for indemnification pursuant to this ARTICLE V that does not involve a claim being asserted against the Indemnified Party by a Third Party, the Indemnified Party(ies) shall promptly send written notice of such claim to the Indemnifying Party together with a brief description in reasonable detail (to the extent available to such Indemnified Party) of the facts, circumstances or events giving rise to the Damages based on such Indemnified Party’s good faith belief thereof and the basis for indemnification under this Agreement to which such Damages are related. In case the Indemnifying Party objects within thirty (30) days in writing to any claim made in accordance with this Section 5.03(b), the Indemnified Party(ies) shall have fifteen (15) calendar days to respond in a written statement to the objection of the Indemnifying Party. If after such fifteen (15) calendar day period there remains a dispute as to any claim, the parties shall attempt in good faith for thirty (30) calendar days to agree upon the rights of the respective parties with respect to each of such claims, and if the parties should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties. If the parties do not so agree, the parties will resolve the conflict in accordance with Section 9.04.

(c) Notice of Claims. An/the Indemnified Party’s(ies’) failure to give reasonably prompt notice to the Indemnifying Party of any actual, threatened or possible claim that may give rise to a right of indemnification hereunder will not relieve the Indemnifying Party of any obligation to indemnify the Indemnified Party(ies) that it may have unless the failure to give such notice materially and adversely prejudiced or caused harm to the Indemnifying Party; provided, however, that notwithstanding anything to the contrary in this Agreement, but subject to the other applicable limitations on indemnification set forth in this ARTICLE V, it is understood that the Indemnifying Party shall not be obligated to defend, hold harmless and/or indemnify any Indemnified Party unless written notice of a claim for indemnification is received by the Indemnifying Party from the applicable Indemnified Party before the end of the Indemnification Period.

5.04 No Subrogation. The Indemnifying Party shall not be entitled to seek recovery against an/the Indemnified Party(ies) or its Affiliates or their respective Representatives pursuant to any theory of subrogation of any Damages payable to such Indemnified Party(ies).

5.05 No Bar; Losses; Effect on Indemnity.

(a) Notwithstanding anything to the contrary contained in this Agreement, nothing in this ARTICLE V shall operate to bar or limit any claim for indemnification arising from or based on fraud, Willful Breach or Intentional Misrepresentation by Seller.

(b) For purposes of calculating the amount of Damages incurred by an Indemnified Party seeking indemnification hereunder arising out of or resulting from any breach of a representation, warranty, covenant or agreement contained herein (but not for purposes of determining whether such a breach has occurred), references to Material Adverse Effect or materiality (or other similar terms) shall be disregarded.

(c) In determining the amount of Damages for which an Indemnified Party is entitled to indemnification under this ARTICLE V, the gross amount to which such Indemnified Party is entitled shall be reduced by (i) any insurance proceeds actually received by the Indemnified Party (excluding any costs incurred by an Indemnified Party in recovering or seeking to recover any insurance proceeds), and (ii) all amounts recovered by the Indemnified Party from Third Parties.

(d) The right to indemnification under this ARTICLE V will not be limited by any investigation, inquiry or examination made for or on behalf of any Indemnified Party or the acceptance by Buyer of any certificate or opinion.

(e) Notwithstanding anything to the contrary contained in this Agreement, except with respect to claims (i) for equitable relief made with respect to breaches of any covenant or agreement by Seller contained in this Agreement or (ii) any claim arising from or based on fraud, Willful Breach or Intentional Misrepresentation by Seller, the parties acknowledge and agree that the indemnification provided by Section 5.02(a) constitutes the Indemnified Parties’ sole and exclusive remedy for any and all Damages or other claims relating to or arising from this Agreement, any of the other Transaction Documents or in connection with the transactions contemplated hereby or thereby or any exhibit, schedule or certificate delivered hereunder or otherwise with respect to the Contemplated Transactions.

(f) Notwithstanding anything to the contrary contained in this Agreement, Damages shall not include, any special, diminution in value, or punitive damages, except to the extent awarded against an Indemnified Party in connection with a Third Party claim.

5.06 Set Off Rights. Notwithstanding any other provision in this Agreement, Buyer or any Affiliate thereof may in good faith withhold and set off against any amounts due to Seller or any Affiliate thereof under this Agreement that amount as to which Seller is obligated to indemnify Buyer pursuant to this ARTICLE V. If Buyer believes in good faith that it has a claim against Seller, Buyer or any Affiliate thereof may defer making payment of amounts otherwise due to Seller under this Agreement up to the amount of Buyer’s claim, until the resolution of such claim. Buyer’s exercise of such right of set off, whether or not ultimately determined to be justified, will not constitute a breach of this Agreement. Neither the exercise of nor the failure to exercise such right of set off will constitute an election of remedies or limit Buyer in any manner in the enforcement of any other remedies that may be available to it.

5.07 Tax Treatment. Except as otherwise required by Law, all amounts paid for indemnification claims under this Article V shall be treated for income Tax purposes as an adjustment to the Purchase Price.

ARTICLE VI
ADDITIONAL AGREEMENTS

6.01 Tax Matters.

(a) Proration of Ad Valorem Taxes. Taxes on the Assets that accrue ratably with the lapse of time during the applicable taxable period shall be prorated on a per diem basis based upon the number of days during the applicable taxable period in which Closing occurs that fall on or before the Closing Date (which shall be allocated to Seller and for which Seller shall be solely responsible) and the number of days in such period following the Closing Date (which shall be allocated to Buyer and for which Buyer shall be solely responsible).

(b) Transfer Taxes. Seller shall be responsible for and shall timely pay all sales, use, real estate, and other similar transfer Taxes (“Transfer Taxes”), if any, incurred in connection with the purchase and sale of the Assets. The parties shall take all actions reasonably necessary to reduce or eliminate any potential Transfer Taxes associated with the Contemplated Transactions, including obtaining all available Transfer Tax exemption certificates from applicable state, local and foreign taxing jurisdictions. The party that is required to do so under applicable Law shall file any Tax Return that is required to be filed in respect of Transfer Taxes and shall pay any Transfer Taxes shown on such Tax Return when due, subject to reimbursement by the other party within 15 days of receipt of written notice of such payment. Notwithstanding the foregoing, Seller shall be solely responsible for any income Taxes resulting from or payable in connection with its receipt of the Purchase Price.

(c) Cooperation and Exchange of Information. Each party shall, and shall cause its Affiliates to, cooperate and (at the expense of the requesting party to the extent that any out-of-pocket expenses or costs are incurred) provide to the other party and its Affiliates such documentation, information and assistance as may reasonably be requested in connection with (i) the preparation of any Tax Return relating to the Business, the Purchased Assets or the Assumed Liabilities or (ii) the conduct of any Tax Proceeding relating to the Business, the Purchased Assets or the Assumed Liabilities.

6.02 Reports and Returns. Seller shall prepare and timely file all reports and returns required by applicable Laws relating to the Business as conducted through the Closing Date. Buyer shall prepare and timely file all reports and returns required by applicable Laws relating to the Business as conducted from and after the Closing Date.

6.03 Assistance in Proceedings. Until the 5th anniversary of the Closing Date, Buyer, on the one hand, and Seller on the other hand, shall reasonably cooperate with each other (and at the requesting party’s cost and expense with respect to reasonable out-of-pocket costs and expenses of the other party) in the defense or settlement of any Liabilities or Proceedings (or any internal corporate investigations or audits) (other than any Proceeding in which Buyer and Seller, or their respective Affiliates, are adversarial parties) involving the Assets, Assumed Liabilities, Excluded Assets or Retained Liabilities, including by providing the other party and such other party’s legal counsel reasonable access to employees (as designated by the party providing such access), records and documents as such other party may reasonably request, to the extent maintained or under the possession or control of such party and its Affiliates; provided that either party may restrict the foregoing access or the provision of such information to the extent that (i) applicable Law requires such party or any of its Affiliates, as applicable, to restrict or prohibit such access or the provision of such information (provided that such party shall use its reasonable best efforts to make appropriate substitute arrangements to permit disclosure not in violation of such Law); and (ii) providing such access or disclosure of any such information would reasonably be expected to result in the loss or waiver of the attorney-client or other applicable privilege or protection (provided that such party and its Affiliates shall enter into such customary joint defense agreements or other arrangements, as appropriate, so as to allow for such disclosure in a manner that does not result in the loss of such privilege or protection). The parties agree that, with respect to any matters that are the subject of this Section 6.03 and Section 6.01(c), the provisions of Section 6.01(c) (and not this Section 6.03) shall control.

6.04 [Intentionally Omitted].

6.05 Consents.

(a) If there are any Consents required in connection with the Contemplated Transactions that have not been obtained (or otherwise are not in full force and effect) as of immediately prior to the Closing, then, in the case of each Contract as to which such Consents were not obtained (or otherwise are not in full force and effect) (the “Restricted Contracts”), Buyer may waive the closing conditions as to any such Consent and either: (i) elect to have Seller continue its efforts to obtain the Consents; or (ii) elect to have Seller retain that Restricted Contract and all Liabilities arising therefrom or relating thereto.

(b) If Buyer elects to have Seller continue its efforts to obtain any Consents and the Closing occurs, then notwithstanding Sections 2.01 and 2.03, no Transaction Document shall constitute a sale, assignment, assumption, transfer, conveyance or delivery or an attempted sale, assignment, assumption, transfer, conveyance or delivery of the Restricted Contracts, and following the Closing, Seller shall use its commercially reasonable efforts, and cooperate with Buyer, to obtain the Consent relating to each Restricted Contract as quickly as practicable. Pending receipt of such Consents relating to any Restricted Contract, the parties shall cooperate with each other in any reasonable and lawful arrangements designed to provide to Buyer the benefits of use of the Restricted Contract for its term (or any right or benefit arising thereunder, including the enforcement for the benefit of Buyer of any and all rights of Seller against a Third Party thereunder). Once a Consent for the sale, assignment, assumption, transfer, conveyance and delivery of a Restricted Contract is obtained, Seller shall promptly assign, transfer, convey and deliver such Restricted Contract to Buyer, and Buyer shall assume the obligations under such Restricted Contract assigned to Buyer from and after the date of assignment to Buyer pursuant to a special-purpose assignment and assumption agreement substantially similar to the Assignment and Assumption Agreement (which special-purpose agreement the parties shall prepare, execute and deliver in good faith at the time of such transfer, all at no additional cost to Buyer).

6.06 Mail and Receivables.

(a) Subject to Section 6.06(b), Seller hereby irrevocably authorizes Buyer after the Closing to receive and open all mail and other communications received by Buyer and relating to the Business or the Assets and addressed or directed to Seller and to act with respect to such communications in such manner as Buyer may elect, and to endorse and cash any checks or instruments payable or endorsed to Seller or its order which are received by Buyer and which (a) relate to the Assets but (b) are not Excluded Assets. Seller will promptly deliver to Buyer the original of any mail or other communication received by Seller after the Closing that primarily relates to the Business or the Assets. Seller shall have the right to open and review all mail received.

(b) After the Closing, if any amounts due with respect to the Business for services rendered or products sold by or on behalf of Buyer after the Closing Date are received by or paid to Seller (including any payments for Events performed by or on behalf of Buyer after the Closing Date), Seller shall hold such amounts received as trustee for, and remit such amounts to, Buyer by wire transfer of immediately available funds to an account indicated by Buyer in writing as soon as practicable, and in any event within five Business Days following receipt thereof (for the avoidance of doubt, any and all Accounts Receivable of Seller or other Excluded Asset existing as of the Closing shall not be subject to the foregoing). After the Closing, if any amounts due with respect to (i) the Business for services rendered or products sold by or on behalf of Seller on or before the Closing Date (including any payments for Events performed by or on behalf of Seller on or before the Closing Date), or (ii) the Retained Business, in each case, are received by or paid to Buyer, Buyer shall hold such amounts received as trustee for, and remit such amounts to, Seller by wire transfer of immediately available funds to an account indicated by Seller in writing as soon as practicable, and in any event within five Business Days following receipt thereof.

6.07 Public Announcements. Seller and Buyer each agree not to make any public release, disclosure or announcement concerning this Agreement or the Contemplated Transactions without the prior written consent of the other party, except such release, disclosure or announcement as may be required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange, in which case the party required to make the release, disclosure or announcement shall use its reasonable best efforts to allow the other party reasonable time to review and comment on such release, disclosure or announcement in advance of it being made; provided, however, that a party shall not be required to provide any such review or comment to the other party to the extent that such release, disclosure or announcement relates to any dispute between the parties relating to this Agreement; provided, further, that each party and its Representatives may make statements that are consistent with previous public releases, disclosures or announcements made by Buyer or Seller in compliance with this Section 6.07.

6.08 Confidential Information.

(a) Until 11:59 p.m. on the third anniversary of the Closing Date:

(i) Seller will hold, and will use commercially reasonable efforts to cause its Representatives to hold, in confidence, unless required to be disclosed by applicable Law or to a Governmental Authority or otherwise required or requested in connection with compliance with applicable Law or judgment, all Confidential Information related to the Business, except to the extent that such information (a) is or becomes generally available to the public other than as a result of disclosure in violation if this Section 6.08(a)(i) or (b) is acquired by Seller after the Closing Date on a non-confidential basis from sources other than Buyer or any of its Affiliates. The obligation of Seller to hold any such Confidential Information in confidence shall be satisfied if it exercises the same care with respect to such Confidential Information as Seller would take to preserve the confidentiality of its own similar information

(ii) Buyer will hold, and will use commercially reasonable efforts to cause its Representatives to hold, in confidence, unless required to be disclosed by applicable Law or to a Governmental Authority or otherwise required or requested in connection with compliance with applicable Law or judgment, all Confidential Information related to the Retained Business, except to the extent that such information (a) is or becomes generally available to the public other than as a result of disclosure in violation if this Section 6.08(a)(ii) or (b) is acquired by Buyer after the Closing Date on a non-confidential basis from sources other than Seller or any of its Affiliates. The obligation of Buyer to hold any such Confidential Information in confidence shall be satisfied if it exercises the same care with respect to such Confidential Information as Buyer would take to preserve the confidentiality of its own similar information.

(b) Notwithstanding anything to the contrary herein, nothing in Section 6.08(a) shall (i) prohibit a party from disclosing the Confidential Information it agrees to hold in confidence pursuant to Section 6.08(a)(i) or Section 6.08(a)(ii), as the case may be, for the purpose of complying with the terms of, or performing under, any of the Transaction Documents or (ii) limit any of the rights granted to such party under the Transaction Documents. Furthermore, Section 6.08(a) does not prohibit any retention of copies of records or any disclosure as may be, and only to the extent, necessary to comply with applicable Law or in connection with the preparation and filing of financial statements with a Governmental Authority (including the SEC) or Tax Returns of a party or its Affiliates or in connection with the enforcement of any right or remedy relating to this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby.

6.09 Expenses and Fees. Each of the parties hereto shall be solely responsible for and shall bear all of its own costs and expenses incident to its obligations under and in respect of this Agreement and the Contemplated Transactions, including, but not limited to, any such costs and expenses incurred by any party hereto in connection with the negotiation and preparation of this Agreement, regardless of whether the Contemplated Transactions are consummated.

6.10 Covenant Not to Solicit.

(a) Seller agrees and acknowledges that it is necessary that it undertake not to utilize its special knowledge of the Business and its relationship with customers and suppliers to compete with Buyer by providing any live hosted trivia events (collectively, the “Live Trivia Business”) in violation of the provisions contained this Section 6.10. Seller further agrees and acknowledges that: (i) the agreements and covenants contained in this Section 6.10 are essential to protect Buyer, including protecting the goodwill of the Business; (ii) Buyer would be irreparably damaged if Seller were to solicit any Existing Customer or Transferred Business Employee in violation of the provisions contained in this Section 6.10; (iii) the benefit of the Contemplated Transactions is sufficient to justify the restrictions contained in this Section 6.10; and (iv) the agreements and covenants contained in this Section 6.10 are a material inducement for Buyer to enter into this Agreement and Buyer would not have entered into this Agreement and would not have agreed to consummate the Contemplated Transactions but for the agreements and covenants contained in this Section 6.10. Accordingly, Seller covenants and agrees to comply with its obligations under this Section 6.10.

(b) Seller shall not during the Restricted Period, without the prior written consent of Buyer, directly or indirectly, as agent, consultant, distributor, representative, stockholder, manager, partner or in any other capacity: (i) solicit, recruit, or in any way contact any Existing Customer for the purpose of offering to provide any Live Trivia Business (including any live hosted trivia events using the Stump Mobile Apps) or (ii) provide any Live Trivia Business (including any live hosted trivia events using the Stump Mobile Apps) to any Existing Customer; provided that nothing herein shall restrict Seller from making general solicitations for customers not specifically directed at any Existing Customer, including through online postings.

(c) Seller shall not during the Restricted Period, without the prior written consent of Buyer, directly or indirectly, as agent, consultant, distributor, representative, stockholder, manager, partner or in any other capacity, (i) employ or engage, or recruit or solicit for employment or engagement, any Transferred Business Employee, or (ii) otherwise seek to influence or alter any such Transferred Business Employee’s employment relationship with Buyer or any of its subsidiaries as it relates to the Live Trivia Business; provided that nothing herein shall restrict Seller from (y) employing or engaging, or recruiting or soliciting for employment or engagement, any Transferred Business Employee who has ceased to be employed by Buyer for a period of at least 1 year or (z) making general solicitations for employment not specifically directed at any Transferred Business Employee, including through online job boards.

(d) If any arbitrator or court of competent jurisdiction shall at any time deem the term of any particular restrictive covenant contained in this Section 6.10 too lengthy, the other provisions of this Section 6.10 shall nevertheless stand, and the Restricted Period shall be deemed to be the longest period permissible by applicable Law under the circumstances. The arbitrator or court in each case shall reduce the Restricted Period to permissible duration or size.

(e) Seller acknowledges and agrees that the covenants set forth in this Section 6.10 are reasonable and necessary for the protection of the Business, that irreparable injury will result to the other in the event of any breach any of the terms of this Section 6.10, and that in the event of any actual or threatened breach of any of the provisions contained in this Section 6.10, Buyer will have no adequate remedy at law. Seller accordingly agrees that in the event of any actual or threatened breach by it or any of its Affiliates or its then-current officers and directors or any of its or their successors and assigns of any of the provisions contained in this Section 6.10, Buyer shall be entitled to seek such injunctive and other equitable relief without the necessity of showing actual monetary damages, as may be deemed necessary or appropriate by a court of competent jurisdiction. Nothing contained herein shall be construed as prohibiting Buyer from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of any damages which it is able to prove.

(f) Nothing in this Section Agreement shall be interpreted or be deemed to preclude, prohibit or restrict Seller or any of its Affiliates from (i) owning 5% or less of the publicly traded shares of any Person engaged in the Live Trivia Business, so long as neither Seller nor any of its Affiliates or its or their respective directors, officers or employees exercise management or control functions with respect to such Person, (ii) exercising its rights or performing or complying with its obligations under or as expressly contemplated by this Agreement or any of the Transaction Documents, or (iii) continue to engage in and operate the Retained Business, which the parties acknowledge and agree includes, and will continue to include, scheduled, broadcast and on demand trivia, any of which can be live and hosted or un-hosted. For the avoidance of doubt, the Parties acknowledge and agree that the Retained Business does not compete with the Live Trivia Business, and nothing herein restricts Seller from: (i) engaging in or operating the Retained Business or (ii) selling products or services of the Retained Business.

6.11 Further Assurances.

(a) The parties shall cooperate reasonably with each other and with their respective Representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall (i) furnish upon request to each other such further information; (ii) execute and deliver to each other such other documents; and (iii) do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the Contemplated Transactions. Furthermore, the parties agree to comply with all applicable Laws in connection with the Transaction Documents.

(b) If, following the Closing, any right, property or asset that would constitute an Excluded Asset is found to have been transferred to Buyer in error, either directly or indirectly, Buyer shall transfer, at no cost, such right, property or asset (and any related Liabilities) as soon as practicable to Seller. If, following the Closing, any right, property or asset that would constitute an Asset is found to have been retained by Seller in error, either directly or indirectly, Seller shall transfer, at no cost, such right, property or asset (and any related Liabilities) as soon as practicable to Buyer.

(c) Seller acknowledges and agrees that if an Existing Customer directly contacts Seller during the Restricted Period, Seller will notify [__] at Sporcle via email ([__]), even if Existing Customer contacts Seller regarding its core services. If the Existing Customer contacts Seller regarding the Live Trivia Business, Seller shall, and shall instruct its employees to, inform such Existing Customer to contact [__], and Seller shall not, and shall instruct its employees not to, communicate with the Existing Customer regarding the Live Trivia Business without the express written permission of [__] or his designated representative. If Seller fails to contact [__], Buyer will be entitled to seek its remedies under Section 6.10.

6.12 Conduct of the Business. From the date hereof until the Closing, except as otherwise contemplated by this Agreement or as Buyer otherwise agrees in writing in advance: (a) Seller shall conduct the Business in the Ordinary Course of Business; and (b) Seller shall, to the extent primarily related to the Business or the Assets, pay the debts and Taxes of Seller when due, pay or perform all other obligations when due, preserve intact Seller’s present business organizations, and use commercially reasonable efforts to keep available the services of the Key Employees (other than termination for cause following notice to and consultation with Buyer) and the Hosts (other than termination for cause following notice to and consultation with Buyer) and to preserve Seller’s material relationships with customers, suppliers, distributors, licensors, licensees and others having material business dealings with it, in each case, primarily related to the Business. Seller shall promptly notify Buyer of any event or occurrence or emergency primarily related to the Business that is outside the Ordinary Course of Business.

6.13 Exclusive Dealing. From the date hereof until the earlier of (a) the termination of this Agreement and (b) the Closing Date (the “Exclusivity Period”), Seller will not directly or indirectly, through any representative or otherwise, solicit or entertain offers from, negotiate with, or in any manner encourage, discuss, accept, or consider any proposal from any other person relating to the acquisition of the Assets, in whole or in part, whether through direct purchase, merger, consolidation, or other business combination.

6.14 Due Diligence. Buyer is engaged in its due diligence regarding Seller and the Business, and may continue such due diligence through the Closing.

6.15 Employee Matters.

(a) No Third-Party Beneficiaries. Notwithstanding any other provision in this Agreement to the contrary, nothing in this Section 6.15 shall create any Third Party rights in any Business Employee, current or former employee or other service provider of Seller or its Affiliates (or any beneficiaries or dependents thereof).

(b) Service Provider List. From and after the date of this Agreement until the Closing Date, Seller shall deliver to Buyer, on a periodic basis as reasonably requested by Buyer, an updated Service Provider List including the information described in Section 3.12(b), in each case reflecting, among other changes thereto, any resignations from employment or termination of services.

(c) Access to Business Employees. From and after the date of this Agreement and until the Closing Date, to the extent reasonably requested by Buyer, Seller shall: (i) use commercially reasonable efforts to make Business Employees available to Buyer for the purpose of informational interviews; and (ii) provide to Buyer contact information for Business Employees (including their email and mailing address unless prohibited by law). Notwithstanding anything to the contrary in this Section 6.15(c), Seller shall not be required to disclose any such information (y) if doing so would violate any written obligation of confidentiality to which it or any of its affiliates is subject or, upon the advice of counsel, would jeopardize attorney-client privilege or contravene any Laws or (z) if Seller reasonably determines in good faith that such information is competitively sensitive.

(d) Communications to Business Employees. From and after the date of this Agreement until the Closing Date, Buyer and Seller shall cooperate in good faith regarding any written or oral communications by Buyer or Seller to any Business Employees or Business Service Providers, whether relating to employee benefits, post-Closing terms of employment or otherwise relating to the Contemplated Transactions.

(e) Offer Employees. Pursuant to and in accordance with Section 6.15(f), Buyer (i) shall make offers of employment to each Key Employee and (ii) may make offers of employment to each other Business Employee selected by Buyer in its sole discretion (each individual described in clauses (i) and (ii), an “Offer Employee”). For the avoidance of doubt, nothing herein shall be construed as a representation or guarantee by Seller that any Offer Employee will accept the offers of employment, or offers to continue or accept employment, with Buyer.

(f) Offers of Employment.

(i) Except as otherwise may agreed to by Seller, Buyer shall, as soon as practicable after the date hereof (and in any event within 5 Business Days after the date hereof, assuming Seller has provided accurate contact information for all Offer Employees), make employment offers to all the Offer Employees, in each case, (A) with terms and conditions regarding compensation and employee benefits that meet the standards set forth in Section 6.15(h) and (B) effective subject to and upon the occurrence of the Closing. Such employment offers shall be on a form as shall be reasonably agreed to by the parties before Buyer makes such offers.

(ii) As soon as reasonably practicable following the date on which the offers of employment contemplated by this Section 6.15(f) are made, Buyer shall provide Seller with a schedule of the Offer Employees indicating the date on which each offer was made. Buyer shall notify Seller regarding acceptances and rejections of such offers of employment as soon as reasonably practicable.

(iii) Each Offer Employee who accepts Buyer’s offer of employment pursuant to this Section 6.15(f) is referred to herein as a “Transferred Business Employee.”

(g) Cooperation in Transfer of Employment. Seller and Buyer shall cooperate in good faith to encourage each Offer Employee to accept Buyer’s Compliant Offer; provided that neither Seller nor Buyer shall be required to pay any additional compensation to such Offer Employees.

(h) Terms and Conditions of Employment. Except as set forth on Schedule 6.15(h), effective as of the Closing, Buyer shall provide to each Transferred Business Employee, (i) a base salary or wage rate that is no less favorable than the base salary or wage rate as in effect for such Transferred Business Employee immediately prior to the date hereof, and (ii) employee benefits that are no less favorable, in the aggregate, than as in effect for similarly situated employees of Buyer. With respect to each Offer Employee, an offer of employment or offer to continue employment by or on behalf of Buyer with all of the foregoing terms set forth in this Section 6.15(h), which, with respect to Offer Employees who receive offers of employment pursuant to Section 5.6(f), is made on a timely basis pursuant to 5.6(f), is referred to herein as a “Compliant Offer”.

(i) COBRA. Buyer shall indemnify and hold harmless Seller and its Affiliates with respect to any Liability under COBRA or similar applicable Laws arising from the actions (or inactions) of Buyer or its Affiliates relating to Transferred Business Employees on or after the Closing Date. Seller shall retain, indemnify and hold harmless Buyer and its affiliates for all Liabilities, including with respect to any “qualifying event” (as defined under COBRA) of any Business Employee occurring before the Closing Date, and Liabilities under similar applicable Laws incurred prior to the Closing Date.

6.16 Controlled Bank Account. As promptly as practicable following the execution of this Agreement, the parties shall, acting reasonably and in good faith, establish the Controlled Bank Account.

6.17 Stump Mobile Apps. Within 60 days following Closing, Seller agrees to not publicly refer to the Stump Mobile Apps by Stump Mobile or OpinioNation and shall change the name of the Stump Mobile Apps to a name that does not contain “Stump” or “Opinion” or “Nation” or any confusingly similar term. Prior to changing the name, Seller will notify Buyer of the proposed new name. Buyer reserves the right to reject the new name if Buyer determines in its reasonable discretion that the name is confusingly similar to Stump Mobile or OpinioNation and if Buyer notifies Seller of its objection within 5 Business Days of the date on which Seller notifies Buyer of the proposed new name and the reasonable basis therefor. If Seller fails to change the name within such 60-day period, Seller will pay to Buyer a penalty of $500.00 per day until name is changed; provided, however, that Seller shall have no obligation to pay such penalty if Seller reasonably disagrees that the name is confusingly similar to Stump Mobile or OpinioNation (but for avoidance of doubt, Seller will still have the obligation to change the name in such circumstance). If Seller has not changed the name within 90 days following Closing, Buyer will be entitled to seek injunctive relief.

6.18 Transfer of Intellectual Property. Prior to Closing, Seller shall take all necessary steps to transfer the Intellectual Property pursuant to the Intellectual Property Assignment Agreement.

6.19 Assumed Names. Prior to Closing, Seller shall prepare and file all forms or other documents necessary to transfer to Buyer all fictitious business names, if any, used in the Business in each necessary jurisdiction. Seller shall file such forms with the necessary parties within 3 Business Days after Closing.

6.20 Financing.

(a) Buyer has delivered to Seller a true, complete and correct copy of the executed commitment letter, dated as of the date hereof, between Seller and Washington Trust Bank (as the same may be amended or replaced and including any executed commitment letter (or similar agreement) for Alternate Financing, in each case, the “Commitment Letter”), pursuant to which the lender party thereto has agreed, subject to the terms and conditions thereof, to provide or cause to be provided the debt financing set forth therein (including, if applicable, any financing obtained pursuant to a New Commitment Letter (as defined below), the “Financing”). As of the date of this Agreement, the Commitment Letter has not been amended or modified, and the commitments contained in the Commitment Letter have not been withdrawn or rescinded. As of the date of this Agreement, the Commitment Letter is in full force and effect. There are no conditions precedent related to the funding of the full amount of the Financing, other than as set forth in the Commitment Letter. All commitments and other fees required to be paid under Commitment Letter have been paid. Buyer shall not amend or modify the Commitment Letter between the date of this Agreement and the Closing unless such amendment or modification (1) does not adversely amend or expand upon the conditions precedent to the Financing as set forth in the Commitment Letter, (2) is not reasonably expected to delay or hinder the Closing and (3) does not reduce the aggregate amount of available Financing.

(b) Buyer shall use reasonable best efforts to obtain the Financing in a timely manner, including (1) using reasonable best efforts to (x) negotiate definitive agreements with respect thereto, (y) satisfy on a timely basis all conditions applicable to Buyer that are within its control and (z) upon the satisfaction of such conditions, to use its reasonable best efforts to cause the funding of the Financing and (2) using reasonable best efforts to seek to enforce its rights any agreements related to the Financing. In the event that all conditions to the Financing have been satisfied, Buyer shall use its reasonable best efforts to cause the lenders to fund the Financing required to consummate the transactions contemplated hereby on the Closing Date (including using reasonable best efforts in taking enforcement action to cause such lenders to provide such financing). If any portion of the Financing becomes unavailable for any reason, Buyer shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources in an amount sufficient to fund the Cash Payment at Closing and to obtain a new financing commitment (a, “New Commitment Letter”) that provides for at least the amount of financing required to pay the Cash Payment at Closing. Without limiting the foregoing, Buyer agrees to notify Seller promptly, and in any event within 2 Business Days, if at any time (i) any of financing commitment shall expire or be terminated for any reason, or (ii) any financing source that is a party to any of financing commitment notifies Buyer that such source no longer intends to provide financing to pay the Cash Payment at Closing in full. Buyer shall not, and shall not permit any of its affiliates to, without the prior written consent of Seller, take any action or enter into any transaction, including any merger, acquisition or joint venture, disposition, lease, contract or debt or equity financing, that could reasonably be expected to materially impair, delay or prevent the consummation of the Financing.

ARTICLE VII
CONDITIONS TO CLOSING

7.01 Conditions to the Obligations of Buyer and Seller. The obligations of the parties hereto to effect the Closing are subject to the satisfaction (any and all of which may be waived in whole or in part by written agreement of Buyer and Seller) prior to the Closing of the following conditions:

(a) No Prohibition. No Law shall be in effect prohibiting the Contemplated Transactions.

(b) Consents and Approvals. All Seller Required Approvals shall have been obtained.

(c) No Proceedings. There shall not be pending or threatened any Proceeding challenging or seeking to restrain, limit or prohibit any Contemplated Transactions.

(d) Controlled Bank Account. The Controlled Bank Account shall have been established with terms governing its control that are acceptable to both Buyer and Seller.

7.02 Conditions to the Obligations of Buyer. The obligation of Buyer to effect the Closing is subject to the satisfaction prior to the Closing of the following conditions, any and all of which may be waived in whole or in part by Buyer:

(a) Representations and Warranties. Each of the representations and warranties of Seller contained in this Agreement shall be true and correct in all respects (disregarding, for this purpose, any qualifications as to materiality or Material Adverse Effect) as of the date hereof and as of the Closing as if made on and as of the Closing (except for such representations and warranties that are made as of a specific date, which shall be true and correct in all respects as of such date), except for such failures to be true and correct as have not had and would not reasonably be expected, in the aggregate, to have a Material Adverse Effect.

(b) Covenants. Each of the covenants and agreements of Seller to be performed on or prior to the Closing shall have been duly performed in all material respects.

(c) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

(d) Certificate. Buyer shall have received a certificate, signed by an authorized officer of Seller and dated the Closing Date, to the effect that the conditions set forth in Sections 7.02(a) and 7.02(b) have been satisfied.

(e) Certificate of the Secretary of Seller. Buyer shall have received a certificate, validly executed by the Secretary of Seller, certifying as to the valid adoption by Seller’s board of directors of this Agreement and approval of the Contemplated Transactions.

(f) No Proceedings. There shall not be pending or threatened any Proceeding challenging or seeking to obtain from Buyer in connection with the Contemplated Transactions any material damages or material commitments or seeking to prohibit or limit the ownership, operation or control by Buyer or any of its Affiliates of any material portion of the business or assets of Buyer or any of its Affiliates.

(g) Closing Deliverables. Buyer shall have received the documents and agreements required to be delivered by Seller pursuant to Section 2.06(b).

(h) Key Employees; Hosts. Each of the Key Employees and at least 75% of the Hosts to whom Buyer offers employment in accordance with Section 6.15(f) shall have executed and delivered employment agreements to Buyer.

(i) Financing. Buyer shall have received the Financing.

7.03 Conditions to the Obligations of Seller. The obligation of Seller to effect the Closing is subject to the satisfaction prior to the Closing of the following conditions, any and all of which may be waived in whole or in part by Seller:

(a) Representations and Warranties. Each of the representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing as if made on and as of the Closing (except for such representations and warranties that are made as of a specific date, which shall be true and correct in all material respects as of such date).

(b) Covenants. Each of the covenants and agreements of Buyer to be performed on or prior to the Closing shall have been duly performed in all material respects.

(c) Closing Deliverables. Seller shall have received the documents and agreements required to be delivered by Buyer pursuant to Section 2.06(c).

ARTICLE VIII
TERMINATION

8.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by written agreement of Buyer and Seller;

(b) by either Buyer or Seller by giving written notice of such termination to the other party, if the Closing shall not have occurred on or prior to 11:59 p.m. Pacific Time on January 31, 2020 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose action or failure to act has been a principal cause of, or resulted in, the failure of the Closing to occur on or before such time and such action or failure to act constitutes a breach of this Agreement;

(c) by Seller, in the event that (i) Seller is not then in material breach of this Agreement and (ii) (A) Buyer shall have breached, failed to perform or violated its covenants or agreements under this Agreement or (B) any of the representations and warranties of Buyer in this Agreement shall have become inaccurate, and in either case of clause (A) or clause (B) where such breach, failure to perform, violation or inaccuracy (1) would result in the failure of any of the conditions set forth in Sections 7.03(a) or 7.03(b) to be satisfied and (2) is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by Buyer before the earlier of (x) the Business Day immediately prior to the Outside Date and (y) the 10th calendar day following receipt of written notice from Seller of such breach, failure to perform, violation or inaccuracy; or

(d) by Buyer, in the event that (i) Buyer is not then in material breach of this Agreement and (ii) (A) Seller shall have breached, failed to perform or violated its covenants or agreements under this Agreement or (B) any of the representations and warranties of Seller in this Agreement shall have become inaccurate, and in either case of clause (A) or clause (B) where such breach, failure to perform, violation or inaccuracy (1) would result in the failure of any of the conditions set forth in Sections 7.02(a) or 7.02(b) to be satisfied and (2) is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by Seller before the earlier of (x) the Business Day immediately prior to the Outside Date and (y) the 10th calendar day following receipt of written notice from Buyer of such breach, failure to perform, violation or inaccuracy.

8.02 Effect of Termination. In the event of the termination of this Agreement by a party in accordance with Section 8.01, written notice thereof shall forthwith be given to the other party specifying the provision hereof pursuant to which such termination is made, and this Agreement shall thereafter become void and have no effect, and no party hereto shall have any liability to the other party hereto or their respective Affiliates, or their respective directors, officers or employees, except this Section 8.02, ARTICLE IX and any related definitional provisions set forth in ARTICLE I shall survive such termination; except that nothing in this Section 8.02 or elsewhere in this Agreement shall relieve any party from liability for any breach of this Agreement that arose prior to such termination.

ARTICLE IX
MISCELLANEOUS

9.01 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (i) immediately if delivered personally to, (ii) upon the date of postage if sent by registered or certified mail, return receipt requested, postage prepaid to, (iii) upon receipt of proof of delivery if sent by a nationally recognized overnight courier service, such as Federal Express, or (iv) upon confirmation of receipt, if sent by facsimile or e-mail to, the parties at the addresses below (or at such other address for a party as shall be specified by like notice).

If to Buyer:	Ali Aydar, CEO
Sporcle, Inc.
3610 Albion Place, #102
Seattle, WA 98103
E-Mail:

with copy to:	Melissa Demorest LeDuc, Esq.
Demorest Law Firm, PLLC
322 W. Lincoln
Royal Oak, MI 48067
Facsimile: 248.723.5588
E-Mail:

If to Seller:	Allen Wolff, Interim CEO
NTN Buzztime, Inc.
1800 Aston Ave Ste 100
Carlsbad, CA 92008
E-Mail:

9.02 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (i) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, and (ii) reference to any Article or Section means such Article or Section hereof. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal counsel drafted such provision. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All Schedules and Exhibits referred to herein are intended to be and hereby are specifically made a part of this Agreement.

9.03 Governing Law. This Agreement and each of the other Transaction Documents, and all claims, causes of action (whether in contract, tort or statute) or other matter that may directly or indirectly result from, arise out of, be in connection with or relating to this Agreement or the other Transaction Documents or other certificates or agreements delivered in connection herewith, shall be governed by and interpreted and enforced in accordance with the laws of the State of Delaware as applied to contracts made and fully performed in such state, without giving effect to its conflicts or choice of law principles.

9.04 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of California located in San Diego, California and to the jurisdiction of the United States District Court for the District of Southern California (such courts, the “Designated Courts”) for the purpose of any Proceeding arising out of or based upon this Agreement, (b) agree not to commence any Proceeding arising out of or based upon this Agreement except in the Designated Courts, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such Proceeding, any claim that it is not subject personally to the jurisdiction of the Designated Courts, that its property is exempt or immune from attachment or execution, that the Proceeding is brought in an inconvenient forum, that the venue of the Proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

9.05 Waiver of Jury Trial: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL

9.06 Binding Effect; No Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, successors and assigns. This Agreement may not be assigned by any of the parties hereto without the prior written consent of the other parties hereto; provided, however, that Buyer may, without the consent of Seller, (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates or to the acquirer in connection with the sale of all or a substantial part of its business to which the Assets relate, (ii) designate one or more of its affiliates to perform its obligations hereunder and (iii) collaterally assign its rights, interests and obligations to any financial institution providing debt financing for the Contemplated Transactions; provided that no such assignment shall relieve Buyer of any of its obligations hereunder and provided further that, in the event of an assignment by Buyer to one or more of its Affiliates, Buyer shall ensure by agreement that such Affiliates shall have the same obligations hereunder to Seller.

9.07 Amendments: Extensions.

(a) This Agreement may not be amended except by an instrument in writing signed on behalf of Buyer and Seller.

(b) At any time prior to the Closing, the parties hereto, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

9.08 Entire Agreement. This Agreement (including the Disclosure Schedule and the Exhibits hereto), the other Transaction Documents and the NDA (which agreement shall continue in effect in accordance with its terms) constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter hereof and thereof. No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by any party hereto. Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the Parties in accordance with and subject to the terms and conditions of this Agreement, and are not necessarily intended as characterization of actual facts or circumstances as of the date of this Agreement or as of any earlier date.

9.09 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable Laws, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable Laws, the parties hereby waive any provision of law which renders any provisions hereof prohibited or unenforceable in any respect.

9.10 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof or were otherwise breached. It is accordingly agreed that, in addition to any other remedies at law or in equity that the parties may have, the parties shall be entitled to an injunction or injunctions (without proof of damages) to prevent actual or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, and the parties hereby agree to waive any requirements for posting a bond in connection with any such action.

9.11 Legal Fees. In the event that any party institutes Proceedings to enforce any obligations hereunder, then reasonable attorneys’ fees and costs actually and reasonably incurred in connection with the prosecution and/or defense of such Proceeding shall be awarded and paid to the prevailing party by the non-prevailing party. These fees and costs shall be in addition to any award awarded by the court and fees and costs recoverable under applicable Law. The “prevailing party” is that party whose position is substantially upheld in the ultimate adjudication of the dispute, including any appeals.

9.12 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. Except as otherwise expressly provided herein, all remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

9.13 Counterparts. This Agreement, and any agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, and Buyer and Seller shall become a party hereto by executing and delivering a counterpart hereof or thereof. Any signature page to this Agreement, and any agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, may be executed by facsimile or by other electronic transmission by the parties, including by electronic signature or .pdf transmission, any of which shall be deemed an original, and the delivery of any such signature page to the other party shall be sufficient to bind the party so delivering such signature page.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Buyer:

Sporcle, Inc., a Delaware corporation

By:	/s/ Ali Aydar
Name:	Ali Aydar
Title:	Chief Executive Officer

Seller:

NTN Buzztime, Inc., a Delaware corporation

By:	/s/ Allen Wolff
Name:	Allen Wolff
Title:	Interim CEO

EXHIBITS AND SCHEDULES

Schedule 1.01 – Third Party for Indefinite Restricted Period

Schedule 2.01(a) – Purchased Tangible Personal Property

Schedule 2.01(b) – Purchased Intellectual Property

Schedule 2.01(c) – Purchased Inventory

Schedule 2.01(d) – Assigned Contracts

Schedule 2.01(e) – Permits

Exhibit A – Bill of Sale

Exhibit B – Assignment and Assumption Agreement

Exhibit C – Intellectual Property Assignment Agreement